Exhibit 99.1

As used herein, the “Company” refers to Ardagh Metal Packaging S.A., and “we”, “our”, “us”, “AMP” and the “Group” refer to AMPSA and its consolidated subsidiaries, unless the context requires otherwise.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended March 31, 2025			Three months ended March 31, 2024
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	1,268	—	1,268	1,141	—	1,141
Cost of sales		(1,116)	(2)	(1,118)	(1,010)	(8)	(1,018)
Gross profit		152	(2)	150	131	(8)	123
Sales, general and administration expenses		(75)	(1)	(76)	(70)	(3)	(73)
Intangible amortization		(33)	—	(33)	(36)	—	(36)
Operating profit		44	(3)	41	25	(11)	14
Net finance expense	6	(56)	6	(50)	(52)	17	(35)
Loss before tax		(12)	3	(9)	(27)	6	(21)
Income tax credit		4	—	4	8	1	9
Loss for the period		(8)	3	(5)	(19)	7	(12)

Loss attributable to:
Equity holders				(5)			(12)
Non-controlling interests				—			—
Loss for the period				(5)			(12)

Loss per share:
Basic and diluted loss per share attributable to equity holders	7			$(0.02)			$(0.03)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended March 31,
		2025	2024
	Note	$'m	$'m
Loss for the period		(5)	(12)

Other comprehensive expense
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		(13)	—
		(13)	—
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		(16)	(7)
-Movement out of reserve to income statement		10	(2)
-Movement in deferred tax		1	—
		(5)	(9)
Items that will not be reclassified to income statement
-Remeasurement of employee benefit obligations	11	7	5
-Deferred tax movement on employee benefit obligations		(2)	(1)
		5	4

Total other comprehensive expense for the period		(13)	(5)

Total comprehensive expense for the period		(18)	(17)

Attributable to:
Equity holders		(18)	(17)
Non-controlling interests		—	—
Total comprehensive expense for the period		(18)	(17)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
		At March 31,	At December 31,
		2025	2024
	Note	$'m	$'m
Non-current assets
Intangible assets	8	1,217	1,223
Property, plant and equipment	8	2,486	2,480
Derivative financial instruments		—	2
Deferred tax assets		70	64
Employee benefit assets		12	10
Other non-current assets		54	53
		3,839	3,832
Current assets
Inventories		429	382
Trade and other receivables		522	332
Contract assets		260	251
Income tax receivable		34	35
Derivative financial instruments		12	20
Cash, cash equivalents and restricted cash		177	610
		1,434	1,630
TOTAL ASSETS		5,273	5,462

Equity attributable to owners of the parent
Equity share capital	9	267	267
Share premium	9	5,989	5,989
Other reserves		(5,682)	(5,660)
Retained earnings		(804)	(738)
		(230)	(142)
Non-controlling interests		7	6
TOTAL EQUITY		(223)	(136)

Non-current liabilities
Borrowings	10	3,842	3,797
Employee benefit obligations		153	154
Derivative financial instruments		23	21
Deferred tax liabilities		136	141
Other liabilities and provisions	12	35	37
		4,189	4,150
Current liabilities
Borrowings	10	109	105
Interest payable		49	19
Derivative financial instruments		53	32
Trade and other payables		1,055	1,250
Income tax payable		26	28
Provisions	12	15	14
		1,307	1,448
TOTAL LIABILITIES		5,496	5,598
TOTAL EQUITY and LIABILITIES		5,273	5,462

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent

			Foreign	Cash
			Currency	Flow				Non-
	Share	Share	Translation	Hedge	Other	Retained		controlling	Total
	capital	premium	Reserve	Reserve	reserves	earnings	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$’m	$'m
	Note 9	Note 9
At January 1, 2024	267	5,989	(10)	(23)	(5,654)	(469)	100	6	106
Loss for the period	—	—	—	—	—	(12)	(12)	—	(12)
Other comprehensive expense	—	—	—	(9)	—	4	(5)	—	(5)
Hedging losses transferred to cost of inventory	—	—	—	7	—	—	7	—	7
Transactions with owners in their capacity as owners
NOMOQ put and call liability	—	—	—	—	(1)	—	(1)	—	(1)
Dividends (Note 14)	—	—	—	—	—	(66)	(66)	—	(66)
At March 31, 2024	267	5,989	(10)	(25)	(5,655)	(543)	23	6	29

At January 1, 2025	267	5,989	—	(8)	(5,652)	(738)	(142)	6	(136)
Loss for the period	—	—	—	—	—	(5)	(5)	—	(5)
Other comprehensive expense	—	—	(13)	(5)	—	5	(13)	—	(13)
Hedging gains transferred to cost of inventory	—	—	—	(3)	—	—	(3)	—	(3)
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 12)	—	—	—	—	(1)	—	(1)	1	—
Dividends (Note 14)	—	—	—	—	—	(66)	(66)	—	(66)
At March 31, 2025	267	5,989	(13)	(16)	(5,653)	(804)	(230)	7	(223)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended March 31,
		2025	2024
	Note	$'m	$'m
Cash flows used in operating activities
Cash used in operations	13	(276)	(316)
Net interest paid		(17)	(15)
Settlement of foreign currency derivative financial instruments		(7)	(5)
Income tax paid		(10)	(2)
Net cash used in operating activities		(310)	(338)

Cash flows used in investing activities
Purchase of property, plant and equipment and intangible assets		(39)	(63)
Proceeds from disposal of property, plant and equipment		—	1
Net cash used in investing activities		(39)	(62)

Cash flows (used in)/received from financing activities
Proceeds from borrowings		—	213
Repayment of borrowings		(2)	(9)
Deferred debt issue costs paid		(1)	—
Lease payments		(25)	(21)
Dividends paid	14	(66)	(66)
Net cash (used in)/received from financing activities		(94)	117

Net decrease in cash, cash equivalents and restricted cash		(443)	(283)

Cash, cash equivalents and restricted cash at beginning of period		610	443
Exchange gains/(losses) on cash, cash equivalents and restricted cash		10	(5)
Cash, cash equivalents and restricted cash at end of period		177	155

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in Luxembourg on January 20, 2021. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Approximately 76% of the issued ordinary shares and 100% of the issued preferred shares of the Company are indirectly held by Ardagh Group S.A., a company registered in Luxembourg (together with its subsidiaries other than AMPSA and its subsidiaries, the “Ardagh Group”). The Board of Directors of AMPSA (the “Board”) is aware of a previously announced review of the capital structure of the Ardagh Group. The Ardagh Group capital structure is separate and distinct from AMPSA’s capital structure.

The Company is an independent, pure-play metal beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.” The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. AMP operates 23 production facilities in Europe and the Americas and employs approximately 6,300 people.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government and certain Russian entities and individuals.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The accounting policies that have been applied to the unaudited consolidated interim financial statements are described in note 3.

2.     Statement of directors’ approval

The unaudited consolidated interim financial statements were approved for issue by the Board on April 22, 2025.

3.     Summary of accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the periods ended March 31, 2025 and 2024, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2024, which was prepared in accordance with IFRS® Accounting Standards and related interpretations as issued by the International Accounting Standards Board (“IASB”).

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million. The functional currency of the Company is euro.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

Ardagh Metal Packaging S.A.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report.

Going concern

At the date that the unaudited consolidated interim financial statements were approved for issue by the Board, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these consolidated interim financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least, March 31, 2026. In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, the evolving trade and tariff environment, together with current and anticipated levels of cash and net debt, and the availability of committed borrowing facilities, the separate and distinct AMPSA capital structure and aspects outlined in note 1, and the Company’s announcements outlined in note 18, and as a result, it is the Board’s judgment that it is appropriate to prepare the consolidated financial statements using the going concern basis.

Recent changes in accounting pronouncements

The impact of other new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2025 have been assessed by the Board. None of these new standards or amendments to existing standards effective January 1, 2025 have had or are expected to have a material impact for the Group.

The Board’s assessment of the impact of new standards on the consolidated financial statements, which are not yet effective and which have not been early adopted by the Group, including IFRS 18 ‘Presentation and Disclosure in Financial Statements’ and Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity, on the unaudited consolidated interim financial statements is on-going.

4.     Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by management and presented to the Chief Operating Decision Maker (“CODM”). The CODM has been identified as being the Board and Chief Financial Officer.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the loss for the period before income tax credit, net finance expense, depreciation and amortization and exceptional operating items. Sales contracts generally provide for the pass through of metal and energy price fluctuations as well as a mechanism for the recovery of other input cost inflation, while certain contracts have tolling arrangements whereby customers arrange for the procurement of metal themselves. Consequently, the CODM evaluates the financial effects of the business activities of the reportable segments based on Adjusted EBITDA, which includes the net impact of the pass through pricing model operated by the business.

Segmental revenues are derived from sales to external customers. Inter-segmental revenue is not material.

Ardagh Metal Packaging S.A.

Reconciliation of loss for the period to Adjusted EBITDA

	Three months ended March 31,
	2025	2024
	$'m	$'m
Loss for the period	(5)	(12)
Income tax credit	(4)	(9)
Net finance expense	50	35
Depreciation and amortization	111	109
Exceptional operating items	3	11
Adjusted EBITDA	155	134

Segment results for the three months ended March 31, 2025 and 2024 are:

	Revenue		Adjusted EBITDA
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Europe	528	481	49	43
Americas	740	660	106	91
Group	1,268	1,141	155	134

One customer accounted for greater than 10% of total Group revenue across both reportable segments in the three months ended March 31, 2025 (2024: one).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and, therefore, additional disclosures relating to product lines are not necessary.

The following illustrates the disaggregation of revenue by destination for the three months ended March 31, 2025:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	520	2	6	528
Americas	—	616	124	740
Group	520	618	130	1,268

The following illustrates the disaggregation of revenue by destination for the three months ended March 31, 2024:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	474	1	6	481
Americas	—	553	107	660
Group	474	554	113	1,141

Ardagh Metal Packaging S.A.

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Three Months Ended March 31,
	2025	2024
	$'m	$'m
Over time	1,029	916
Point in time	239	225
Group	1,268	1,141

5.     Exceptional items

	Three months ended March 31,
	2025	2024
	$'m	$'m
Start-up related and other costs	2	8
Exceptional items – cost of sales	2	8
Transaction-related and other costs	1	3
Exceptional items – SG&A expenses	1	3
Exceptional finance income	(6)	(17)
Exceptional items – finance income	(6)	(17)
Exceptional income tax credit	—	(1)
Total exceptional items, net of tax	(3)	(7)

ss

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2025

A net credit of $3 million has been recognized as exceptional items in the three months ended March 31, 2025, primarily comprising:

●	$2 million start-up related and other costs predominantly in the Americas, relating to the Group’s investment programs.
●	$1 million of restructuring and other costs primarily related to transformation initiatives.
●	$6 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares and Private and Public Warrants.

2024

A net credit of $7 million has been recognized as exceptional items in the three months ended March 31, 2024, primarily comprising:

●	$8 million start-up related and other costs in the Americas ($4 million) and Europe ($4 million), primarily relating to the Group’s investment programs.
●	$3 million transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$17 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares and Private and Public Warrants.
●	Tax credits of $1 million have been incurred relating to the above exceptional items.

Ardagh Metal Packaging S.A.

6.     Net finance expense

	Three months ended March 31,
	2025	2024
	$'m	$'m
Senior Facilities interest expense*	39	33
Net pension interest cost	1	1
Lease interest cost	6	6
Losses on derivative financial instruments	5	—
Foreign currency translation losses	1	1
Other net finance expense	4	11
Net finance expense before exceptional items	56	52
Exceptional finance income (note 5)	(6)	(17)
Net finance expense	50	35

*Includes interest related to Senior Secured Green Notes, Senior Green Notes and Senior Secured Term Loan.

During the period ended March 31, 2025, the Group recognized $6 million (2024: $6 million) of interest paid related to lease liabilities in cash used in operating activities in the unaudited consolidated interim statement of cash flows. Other net finance expense is primarily comprised of fees incurred on the Group’s receivables financing arrangement.

#

7.   Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the loss for the period attributable to equity holders by the weighted average number of ordinary shares outstanding during the period.

The following table reflects the income statement loss and share data used in the basic EPS calculations:

	Three months ended March 31,
	2025	2024
	$'m	$'m
Loss attributable to equity holders as presented in the income statement	(5)	(12)
Less: Dividend on preferred shares (note 14)	(6)	(6)
Loss attributable to equity holders used in calculating earnings per share	(11)	(18)
Weighted average number of ordinary shares for EPS (millions)	597.7	597.6
Loss per share	$(0.02)	$(0.03)

Diluted loss per share is consistent with basic loss per share, as there are no dilutive potential shares during the periods presented above.

Please refer to note 9 for details of any transactions involving the ordinary shares for the three months ended March 31, 2025.

Ardagh Metal Packaging S.A.

8.     Intangible assets and property, plant and equipment

		Property,
	Intangible	plant and
	assets	equipment
	$'m	$'m
Net book value at January 1, 2025	1,223	2,480
Additions	—	50
Charge for the period	(33)	(78)
Foreign exchange	27	34
At March 31, 2025	1,217	2,486

At March 31, 2025, the carrying amount of goodwill included within intangible assets was $987 million (December 31, 2024: $966 million).

At March 31, 2025, the carrying amount of the right-of-use assets included within property, plant and equipment was $381 million (December 31, 2024: $385 million).

The Group recognized a depreciation charge of $78 million in the three months ended March 31, 2025 (2024: $73 million), of which $24 million (2024: $21 million) relates to right-of-use assets.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment.

Management has considered whether any impairment indicators existed at the reporting date, and has concluded that the carrying amount of the goodwill is fully recoverable as at March 31, 2025.

9.	Equity share capital and share premium

Issued and fully paid shares:

	Total ordinary shares (par value €0.01)	Total share capital	Total share premium
	(million)	$'m	$'m
At December 31, 2024 and at March 31, 2025	597.7	267	5,989

There were no material share transactions in the three months ended March 31, 2025.

Ardagh Metal Packaging S.A.

10.     Financial assets and liabilities

At March 31, 2025 the Group’s net debt and available liquidity was as set out below:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency
		m			m	$'m	$'m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	487	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	541	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Senior Secured Term Loan	EUR	269	24-Sep-29	Bullet	269	291	—
Global Asset Based Loan Facility	USD	306	06-Aug-26	Revolving	—	—	306
Bradesco Facility	BRL	500	30-Sep-28	Bullet	—	—	87
Lease obligations	Various	—	Various	Amortizing	—	370	—
Other borrowings	Various	—	Rolling	Amortizing	—	40	—
Total borrowings						3,979	393
Deferred debt issue costs						(28)	—
Net borrowings						3,951	393
Cash, cash equivalents and restricted cash						(177)	177
Derivative financial instruments used to hedge foreign currency and interest rate risk						22	—
Net debt / available liquidity						3,796	570

The fair value of the Group’s total borrowings, excluding lease obligations at March 31, 2025 is $3,234 million (December 31, 2024: $3,215 million).

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as the incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens.

The Global Asset Based Loan Facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are of a nature customary for such facilities.

Ardagh Metal Packaging S.A.

At December 31, 2024 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	468	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	519	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Senior Secured Term Loan	EUR	269	24-Sep-29	Bullet	269	280	—
Global Asset Based Loan Facility	USD	272	06-Aug-26	Revolving	—	—	272
Bradesco Facility	BRL	500	30-Sep-28	Bullet	—	—	81
Lease obligations	Various	—	Various	Amortizing	—	374	—
Other borrowings	Various	—	Rolling	Amortizing	—	42	—
Total borrowings						3,933	353
Deferred debt issue costs						(31)	—
Net borrowings						3,902	353
Cash, cash equivalents and restricted cash						(610)	610
Derivative financial instruments used to hedge foreign currency and interest rate risk						13	—
Net debt / available liquidity						3,305	963

The maturity profile of the Group’s net borrowings is as follows:

	At March 31,	At December 31,
	2025	2024
	$'m	$'m
Within one year or on demand	109	105
Between one and three years	756	755
Between three and five years	3,061	3,017
Greater than five years	53	56
Total borrowings	3,979	3,933
Deferred debt issue costs	(28)	(31)
Net borrowings	3,951	3,902

Earnout Shares and Warrants

Please refer to note 12 for further details about the recognition and measurement of the Earnout Shares as well as the Private and Public Warrants.

Financing activity

The decrease in lease obligations from $374 million at December 31, 2024 to $370 million at March 31, 2025, primarily reflects $25 million of principal repayments, partly offset by $21 million of new lease liabilities and foreign currency movements in the three months ended March 31, 2025.

Ardagh Metal Packaging S.A.

At March 31, 2025 the Group had no cash drawings (December 31, 2024: $nil) on the Global Asset Based Loan facility, which has a maximum cash capacity of $365 million when sufficient working capital is available to fully collateralize the facility. Working capital collateralization limited the available borrowing base to $306 million at March 31, 2025.

Fair value methodology

There has been no change to the fair value hierarchies for determining and disclosing the fair value of financial instruments.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green Notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan Facility, Senior Secured Term Loan and Other borrowings – the fair values of the borrowings in issue are based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(iii)	Cross currency interest rate swaps (“CCIRS”) – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(v)	Earnout Shares, Private and Public Warrants – the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.
(vi)	Virtual power purchase agreement – the fair value of the embedded derivative (floor price) in the virtual power purchase agreement is based on a valuation technique using an unobservable volatility assumption which represents a Level 3 input.

Cross currency interest rate swaps

The Group hedges certain of its borrowing and interest payable thereon using CCIRS, with a net liability position at March 31, 2025 of $22 million (December 31, 2024: $13 million net liability).

Net investment hedges in foreign operations

The Group has designated $350 million (2024: $350 million) of its 6.000% Senior Secured Green Notes due 2027 as a net investment hedge. A gain of $14 million (2024: loss of $8 million) was recognized in relation to this hedge in the Consolidated Statement of Comprehensive Income for the three months ended March 31, 2025.

Forward foreign exchange contracts

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. Certain forward contracts are designated as cash flow hedges for accounting purposes.

The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Virtual Power Purchase Agreement

As part of our sustainability strategy to achieve our climate targets, the Group entered into a virtual power purchase agreement (“vPPA”) in July 2024. The renewable energy generation facility underlying the agreement is managed

Ardagh Metal Packaging S.A.

by the operator. The Group has no rights of determination or control over the use of the facilities. The benefits accruing from the virtual power purchase agreement come in the form of two components: a quarterly financial flow from the Group to the developer if the respective spot electricity price falls below an agreed floor price, and certificates that the Group receives as proof of origin for electricity from renewable energies.

The valuation applied a Black Scholes model, using a key data input for the risk-free rate of 2.2% (December 31, 2024: 2.1%), with an estimated volatility of 32% (December 31, 2024: 31%). The estimated fair market value at March 31, 2025 was a liability of $3 million (December 31, 2024: asset of $2 million), which has been reflected within non-current derivative financial instruments, representing the value of the certificates to be received by the Group and the option value of the agreed floor price. An increase or decrease in volatility of 5% would not result in a material change to the fair market value as at March 31, 2025.

11.   Employee benefit assets and obligations

Employee benefit assets and obligations at March 31, 2025 have been reviewed in respect of the latest discount rates, inflation rates and asset valuations. A net re-measurement gain of $7 million (2024: gain of $5 million) has been recognized in the Consolidated Interim Statement of Comprehensive Income for the three months ended March 31, 2025.

The re-measurement gain recognized for the three months ended March 31, 2025 consisted of a decrease in the obligations of $9 million (2024: decrease of $6 million), partly offset by a decrease in asset valuations of $2 million (2024: decrease of $1 million).

12.   Other liabilities and provisions

	At March 31,	At December 31,
	2025	2024
	$'m	$'m
Other liabilities
Non-current	13	18
Provisions
Current	15	14
Non-current	22	19
	50	51

Other liabilities

Earnout shares

The Ardagh Group has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). The Earnout Shares are issuable by AMPSA to the Ardagh Group subject to attainment of certain share price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period ending on January 31, 2027. In accordance with IAS 32 “Financial Instruments: Presentation”, the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the consolidated interim financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate 4% (December 31, 2024: risk-free rate 4%); and traded closing AMP share price, with estimates of volatility 55% (December 31, 2024: volatility 59%) and dividend yield. The estimated valuations of the liability at March 31, 2025, and December 31, 2024, were $5 million and $10 million, respectively. Changes in the fair market valuation of the Earnout Shares of $5 million have been reflected as exceptional finance income within net finance expense for the three months ended March 31, 2025 (March 31, 2024: $16 million). Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability as at March 31, 2025, of approximately $3 million (December 31, 2024: $4 million).

Ardagh Metal Packaging S.A.

Warrants

AMP warrants are exercisable for the purchase of ordinary shares in AMPSA at an exercise price of $11.50 over a five-year period. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the consolidated interim financial statements. For certain warrants issued to the former sponsors of Gores Holdings V, Inc. (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using a key data input for the risk-free rate 4% (December 31, 2024: risk-free rate 4%), with estimates for volatility 55% (December 31, 2024: volatility 59%) and dividend yield. All other outstanding warrants (“Public Warrants”) were valued using the traded closing prices of the AMP warrants. The estimated valuations of the liability at March 31, 2025, and December 31, 2024, were $nil and $1 million, respectively. Changes in the valuation of the Public and Private Warrants of $1 million have been reflected as exceptional finance income within net finance expense for the three months ended March 31, 2025 (March 31, 2024: $1 million). Any increase or decrease in volatility of 5% would not result in a significant change in the fair value of the Private Warrants at March 31, 2025 (December 31, 2024: $nil).

Put and call arrangements

In conjunction with the NOMOQ acquisition completed in February 2023, the Group has entered into put and call option arrangements for the acquisition of the outstanding non-controlling interest (“NCI”), part of which are treated as a compensation arrangement for accounting purposes, and could result in future payments to the holders of such NCI, depending on the future performance of NOMOQ. The Group has recognized the fair value of the obligation at March 31, 2025 of $8 million (December 31, 2024: $7 million) within other liabilities and provisions.

13.   Cash used in operating activities

	Three months ended March 31,
	2025	2024
	$'m	$'m
Loss for the period	(5)	(12)
Income tax credit	(4)	(9)
Net finance expense	50	35
Depreciation and amortization	111	109
Exceptional operating items	3	11
Movement in working capital	(428)	(423)
Exceptional costs paid, including restructuring	(3)	(27)
Cash used in operations	(276)	(316)

14.   Dividends

	Three months ended March 31,
	2025	2024
	$'m	$'m
Cash dividends on ordinary shares declared and paid:
Interim dividend: $0.10 per share	60	60
Cash dividends on preferred shares declared and paid:
Interim dividend	6	6
	66	66

Ardagh Metal Packaging S.A.

On February 25, 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on March 27, 2025, to shareholders of record on March 13, 2025. On February 25, 2025, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on March 27, 2025.

15.   Related party transactions

(i)	Pension scheme – the pension schemes are related parties. For details for all significant transactions during the period, see note 11.
(ii)	Services Agreement between the Company and AGSA. A net charge of $9 million has been included in SG&A expenses for the three months ended March 31, 2025 (2024: $9 million).
(iii)	Earnout Shares – see note 12.
(iv)	Related party transactions and balances between the Group and AGSA includes movement in working capital in the three months ended March 31, 2025 related to transaction and other costs of $5 million charged to the Group by AGSA (2024: $1 million) and a lease liability of $2 million payable to AGSA.
(v)	Dividends – see note 14.

There were no other significant related party transactions in the three months ended March 31, 2025.

16.   Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing and servicing of machinery and equipment for the metal packaging industry.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending. Finally, the Group believes that the potential

Ardagh Metal Packaging S.A.

impact of climate change, including permit compliance, property damage and business disruption, on the Group has not resulted in a contingent obligation at March 31, 2025.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

17.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations, with the Group generally building inventories in anticipation of these seasonal demands resulting in working capital requirements typically being the greatest at the end of the first quarter of the year.

The demand for our metal beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December.

The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan Facility.

18.   Events after the reporting period

On April 22, 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim cash dividend will be paid on May 15, 2025 to shareholders of record on May 5, 2025.

On April 22, 2025, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend will be paid on May 15, 2025 to shareholders of record on May 5, 2025.

During the period, the Company announced that Ardagh Group S.A. has been engaging in discussions with certain holders of its Senior Secured Notes and Senior Unsecured Notes and on April 7, 2025, the Company announced that Ardagh Group S.A. has provided an update regarding those discussions which have contemplated a potential divestment of Ardagh's indirect equity interests in the Company, subject to Ardagh Group S.A.’s board approval, to a new special purpose holding structure held (wholly or majority controlled) by the existing indirect shareholders of the Ardagh Group.

Ardagh Metal Packaging S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three months ended March 31, 2025, including the related notes thereto. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS Accounting Standards and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit or loss for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

Business drivers

The main factors affecting the results of the Group’s operations are: (i) global economic trends, end-consumer demand for our products and production capacity of our production facilities; (ii) prices of energy and raw materials used in our business, primarily aluminum and coatings, which can be impacted by new, expanded or retaliatory tariffs or new trade agreements, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in capacity expansion and operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real.

We generate our revenue from supplying metal can packaging to the beverage end-use category. Revenue is primarily dependent on sales volumes and sales prices. While we currently believe the recent changes to tariffs are likely to have a minimal impact on the results of the Group’s operations, management continues to closely monitor the evolving environment and the potential impact on the Group.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including customer marketing and pricing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to the holidays in December. Accordingly, we generally build inventories in the first and fourth quarters in anticipation of the seasonal demands in our beverage business.

Our Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, including cost of sales, and sales, marketing and administrative expenses. The elements of our cost of sales include (i) variable costs, such as energy, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation and maintenance. Sales contracts generally provide for the pass through of metal and energy price fluctuations as well as a mechanism for the recovery of other input cost inflation. Our variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business

Ardagh Metal Packaging S.A.

Results of operations

Three months ended March 31, 2025 compared with three months ended March 31, 2024:

	Unaudited
	Three months ended March 31,
	2025	2024
	$'m	$'m
Revenue	1,268	1,141
Cost of sales	(1,118)	(1,018)
Gross profit	150	123
Sales, general and administration expenses	(76)	(73)
Intangible amortization	(33)	(36)
Operating profit	41	14
Net finance expense	(50)	(35)
Loss before tax	(9)	(21)
Income tax credit	4	9
Loss for the period	(5)	(12)

Revenue

Revenue in the three months ended March 31, 2025 increased by $127 million, or 11%, to $1,268 million, compared with $1,141 million in the three months ended March 31, 2024. The increase is principally reflecting favorable volume/mix effects and the pass through to customers of higher input costs, partly offset by unfavorable foreign currency translation effects of $17 million.

Cost of sales

Cost of sales in the three months ended March 31, 2025 increased by $100 million, or 10%, to $1,118 million, compared with $1,018 million in the three months ended March 31, 2024. Pre-exceptional cost of sales increased by $106 million from the prior period. The increase in pre-exceptional cost of sales is principally due to increased revenue as noted above and corresponding input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended March 31, 2025 increased by $27 million, or 22%, to $150 million, compared with $123 million in the three months ended March 31, 2024. Gross profit percentage in the three months ended March  31, 2025 increased by 100 basis points to 11.8%, compared with 10.8% in the three months ended March 31, 2024. Excluding exceptional cost of sales, gross profit percentage in the three months ended March 31, 2025 increased by 50 basis points to 12.0% compared with 11.5% in the three months ended March 31, 2024, as a result of the items outlined above in revenue and cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended March 31, 2025 increased by $3 million, or 4%, to $76 million, compared with $73 million in the three months ended March 31, 2024. The increase in sales, general and administration expenses was primarily due to higher labor costs. Excluding exceptional items, sales, general and administration expenses increased by $5 million. Exceptional sales, general and administration expenses decreased by $2

Ardagh Metal Packaging S.A.

million due to lower transaction-related and other costs in the current period. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Intangible amortization

Intangible amortization in the three months ended March 31, 2025 decreased by $3 million, or 8% to $33 million, compared with $36 million in the three months ended March 31, 2024, primarily due to a decrease in the amortization of customer-related intangible assets.

Operating profit

Operating profit in the three months ended March 31, 2025 increased by $27 million, or 192% to $41 million, compared with $14 million in the three months ended March 31, 2024, due to higher gross profit and lower intangible amortization, partially offset by increased sales, general and administration expenses as outlined above.

Net finance expense

Net finance expense in the three months ended March 31, 2025 increased by $15 million, or 43% to $50 million compared with $35 million in the three months ended March 31, 2024. Net finance expense in the three months ended March 31, 2025 and 2024 comprised the following:

	Three months ended March 31,
	2025	2024
	$'m	$'m
Senior Facilities interest expense	39	33
Net pension interest cost	1	1
Lease interest cost	6	6
Losses on derivative financial instruments	5	—
Foreign currency translation losses	1	1
Other net finance expense	4	11
Net finance expense before exceptional items	56	52
Exceptional finance income	(6)	(17)
Net finance expense	50	35

Interest expense in the three months ended March 31, 2025, increased by $6 million to $39 million, compared with $33 million in the three months ended March 31, 2025. The increase primarily relates to interest and fees on the Senior Secured Term Loan.

Lease interest cost in the three months ended March 31, 2025 of $6 million is consistent with the three months ended March 31, 2024.

Losses on derivative financial instruments in the three months ended March 31, 2024 amounted to $5 million, compared with $nil in the three months ended March 31, 2024, primarily related to the Group’s vPPA, which was entered into during July 2024, and the Group’s CCIRS.

Foreign currency translation losses in the three months ended March 31, 2025 of $1 million is consistent with the three months ended March 31, 2024.

Exceptional net finance income of $6 million in the three months ended March 31, 2025, and $17 million in the three months ended March 31, 2024, relates to gains on movement in the fair market values of the Earnout Shares and Private and Public Warrants.

Ardagh Metal Packaging S.A.

Income tax credit

Income tax credit in the three months ended March 31, 2025 was $4 million, compared with an income tax credit of $9 million in the three months ended March 31, 2024. The decrease of $5 million in the income tax credit is due to a decrease of $4 million in income tax credit on loss before exceptional items, which is attributable to the decrease in loss before exceptional items in the three months ended March 31, 2025, in addition to a decrease in exceptional tax credits of $1 million in the three months ended March 31, 2025, which is attributable to a decrease in exceptional items in the three months ended March 31, 2025.

The effective income tax rate (ETR) on loss before exceptional items for the three months ended March 31, 2025 was 33%, compared with a tax rate of 30% for the three months ended March 31, 2024. The increase in ETR primarily relates to changes in profitability mix in the three months ended March 31, 2025.

Loss for the period

As a result of the items described above, the Group recognized a loss of $5 million for the three months ended March 31, 2025, compared with a loss of $12 million in the three months ended March 31, 2024.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of loss for the period before income tax credit, net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS Accounting Standards and should not be considered an alternative to profit as indicators of operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

For a reconciliation of the loss for the period to Adjusted EBITDA see Note 4 – Segment analysis of the Unaudited Consolidated Interim Financial Statements for the three months ended March 31, 2025.

Adjusted EBITDA in the three months ended March 31, 2025 increased by $21 million, or 16%, to $155 million, compared with $134 million in the three months ended March 31, 2024. The increase is principally due to favorable volume/mix effects and lower operational and overhead costs.

Ardagh Metal Packaging S.A.

Exceptional items

The following table provides detail on exceptional items included in cost of sales and sales, general and administration expenses, net finance expense and income tax credits:

	Three months ended March 31,
	2025	2024
	$'m	$'m
Start-up related and other costs	2	8
Exceptional items – cost of sales	2	8
Transaction-related and other costs	1	3
Exceptional items – SG&A expenses	1	3
Exceptional finance income	(6)	(17)
Exceptional items – finance income	(6)	(17)
Exceptional income tax credit	—	(1)
Total exceptional items, net of tax	(3)	(7)

ss

2025

A net credit of $3 million has been recognized as exceptional items in the three months ended March 31, 2025, primarily comprising:

●	$2 million start-up related and other costs predominantly in the Americas, relating to the Group’s investment programs.
●	$1 million of restructuring and other costs primarily related to transformation initiatives.
●	$6 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares and Private and Public Warrants.

2024

A net credit of $7 million has been recognized as exceptional items in the three months ended March 31, 2024, primarily comprising:

●	$8 million start-up related and other costs in the Americas ($4 million) and Europe ($4 million), primarily relating to the Group’s investment programs.
●	$3 million transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$17 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares and Private and Public Warrants.
●	Tax credits of $1 million have been incurred relating to the above exceptional items.

Ardagh Metal Packaging S.A.

Segment information

Three months ended March 31, 2025 compared with three months ended March 31, 2024

Segment results for the three months ended March 31, 2025 and 2024 are:

	Revenue		Adjusted EBITDA
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Europe	528	481	49	43
Americas	740	660	106	91
Group	1,268	1,141	155	134

Revenue

Europe. Revenue increased by $47 million, or 10%, to $528 million in the three months ended March 31, 2025, compared with $481 million in the three months ended March 31, 2024. The increase in revenue was principally due to the pass through of higher input costs to customers and favorable volume/mix effects, partly offset by unfavorable foreign currency translation effects of $17 million.

Americas. Revenue increased by $80 million, or 12%, to $740 million in the three months ended March 31, 2025, compared with $660 million in the three months ended March 31, 2024. The increase in revenue principally reflected favorable volume/mix effects and the pass through of higher input costs to customers.

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $6 million, or 14%, to $49 million in the three months ended March 31, 2025, compared with $43 million in the three months ended March 31, 2024. The increase in Adjusted EBITDA was principally due to higher input cost recovery and lower operational and overhead costs, partly offset by adverse volume/mix effects (impact of IFRS 15 contract asset) and unfavorable foreign currency translation effects.

Americas. Adjusted EBITDA increased by $15 million, or 16%, to $106 million in the three months ended March 31, 2025, compared with $91 million in the three months ended March 31, 2024. The increase was primarily driven by favorable volume/mix effects and lower operating costs.

Ardagh Metal Packaging S.A.

Liquidity and capital resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities.

The following table outlines our principal financing arrangements at March 31, 2025:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	487	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	541	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Senior Secured Term Loan	EUR	269	24-Sep-29	Bullet	269	291	—
Global Asset Based Loan Facility	USD	306	06-Aug-26	Revolving	—	—	306
Bradesco Facility	BRL	500	30-Sep-28	Bullet	—	—	87
Lease obligations	Various	—	Various	Amortizing	—	370	—
Other borrowings	Various	—	Rolling	Amortizing	—	40	—
Total borrowings						3,979	393
Deferred debt issue costs						(28)	—
Net borrowings						3,951	393
Cash, cash equivalents and restricted cash						(177)	177
Derivative financial instruments used to hedge foreign currency and interest rate risk						22	—
Net debt / available liquidity						3,796	570

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending March 31, 2025.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	March 31, 2026
		(in millions)			(in $ millions)
Global Asset Based Loan Facility	Various	306	06-Aug-26	Revolving	—
Lease obligations	Various	—	Various	Amortizing	95
Other borrowings	Various	—	Rolling	Amortizing	14
Minimum net repayment					109

The Group generates substantial cash flow from its operations and had $177 million in cash, cash equivalents and restricted cash at March 31, 2025.

We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our maintenance capital expenditure, interest payments on our notes and other

Ardagh Metal Packaging S.A.

credit facilities and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments through a combination of cash flow generated from operations and, where appropriate, to raise additional financing.

Cash flows

The following table sets forth a summary of our cash flow for the three months ended March 31, 2025 and 2024:

	Unaudited
	Three months ended March 31,
	2025	2024
	$'m	$'m
Operating profit	41	14
Depreciation and amortization	111	109
Exceptional operating items	3	11
Movement in working capital (1)	(428)	(423)
Exceptional costs paid, including restructuring	(3)	(27)
Cash flows used in operations	(276)	(316)
Net interest paid	(17)	(15)
Settlement of foreign currency derivative financial instruments	(7)	(5)
Income tax paid	(10)	(2)
Cash flows used in operating activities	(310)	(338)

Capital expenditure (2)	(39)	(62)
Net cash used in investing activities	(39)	(62)

Proceeds from borrowings	—	213
Repayment of borrowings	(2)	(9)
Deferred debt issue costs paid	(1)	—
Lease payments	(25)	(21)
Dividends paid	(66)	(66)
Net cash (used in)/received from financing activities	(94)	117

Net decrease in cash, cash equivalents and restricted cash	(443)	(283)

Cash, cash equivalents and restricted cash at beginning of period	610	443
Exchange gains/(losses) on cash, cash equivalents and restricted cash	10	(5)
Cash, cash equivalents and restricted cash at end of period	177	155

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions.
(2)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

Cash flows used in operating activities

Cash flows used in operating activities decreased by $28 million to $310 million in the three months ended March 31, 2025, from $338 million in the same period in 2024. The decrease was due to an increase in operating profit of $27 million, a decrease in exceptional costs paid, including restructuring, of $24 million and an increase in depreciation and amortization of $2 million, partly offset by an increase in income tax paid of $8 million, a decrease in exceptional operating items of $8 million, the net impact of an increase in working capital outflows of $5 million, an increase in interest payments of $2 million and  higher outflows from settlements of foreign currency derivative financial instruments of $2 million.

Ardagh Metal Packaging S.A.

Net cash used in investing activities

Net cash used in investing activities decreased by $23 million to $39 million in the three months ended March 31, 2025, compared with $62 million in the same period in 2024, mainly driven by reduced spend on the Group’s growth investment program as it nears completion.

Net cash (used in)/received from financing activities

Net cash used in financing activities represents an outflow of $94 million in the three months ended March 31, 2025 compared with an inflow of $117 million in the same period in 2024.

There were no drawings on the Group's facilities during the three months ended March 31, 2025 compared with $213 million in the three months ended March 31, 2024.

Repayment of borrowings of $2 million reflects the repayment of other borrowings during the three months ended March 31, 2025.

Lease payments of $25 million in the three months ended March 31, 2025, increased by $4 million compared to $21 million in the three months ended March 31, 2024, reflecting increased principal repayments on the Group’s lease obligations.

In the three months ended March 31, 2025, the Company paid dividends to shareholders of $66 million (2024: $66 million). On February 25, 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on March 27, 2025 to shareholders of record on March 13, 2025. On February 25, 2025, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million (2024: $6 million) was paid on March 27, 2025.

Working capital

In the three months ended March 31, 2025, the working capital outflow during the period increased by $5 million to $428 million, from $423 million for the three months ended March 31, 2024. The increase was primarily due to unfavorable cash flows generated from trade and other receivables and inventories, partly offset by favorable cash flows generated from trade and other payables, compared with the same period in 2024.

Exceptional costs paid, including restructuring

Exceptional costs paid, including restructuring, in the three months ended March 31, 2025 decreased by $24 million to $3 million, compared with $27 million in the three months ended March 31, 2024. In the three months ended March 31, 2025, amounts paid of $3 million comprised $2 million of start-up costs mainly relating to the Group’s growth investment program and $1 million of restructuring and other costs related to the Group’s transformation initiatives.

Income tax paid

Income tax paid during the three months ended March 31, 2025 was $10 million, which represents an increase of $8 million compared with $2 million paid in the three months ended March 31, 2024. The increase in income tax paid is primarily attributable to refunds received in certain jurisdictions in the three months ended March 31, 2024 not recurring in the current period.

Ardagh Metal Packaging S.A.

Capital expenditure

	Three months ended March 31,
	2025	2024
	$'m	$'m
Europe	16	26
Americas	23	36
Net capital expenditure	39	62

Capital expenditure for the three months ended March 31, 2025 decreased by $23 million to $39 million, compared with $62 million for the three months ended March 31, 2024. The decrease was mainly driven by reduced spend on the Group’s growth investment program as it nears completion. Capital expenditure for the three months ended March 31, 2025 includes $15 million related to the growth investment program.

In Europe, capital expenditure in the three months ended March 31, 2025 was $16 million compared with $26 million in the same period in 2024, with the decrease primarily attributable to the Group’s growth investment program nearing completion and lower maintenance capital expenditure. In Americas capital expenditure in the three months ended March 31, 2025 was $23 million, compared with $36 million in the same period in 2024, with the decrease primarily attributable to reduced spend on the Group’s growth investment program, partly offset by higher maintenance capital expenditure.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to the Group or transfer substantially all the risk and rewards to the financial institutions. Receivables of $610 million were sold under these programs at March 31, 2025 (December 31, 2024: $620 million).

Trade Payables Processing

Certain of the Group’s suppliers have access to independent third-party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. The Group does not direct or have any involvement in the sale of these receivables and availing of these arrangements is at the discretion of the supplier. As the original liability to our suppliers remains, including amounts due and scheduled payment dates, and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables and includes payments to the processors within cash from operations. Included within trade and other payables at March 31, 2025 is an amount of $53 million where suppliers have received payments from the processors.

Ardagh Metal Packaging S.A.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain estimates and “forward-looking” statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward-looking statements. Any forward-looking statements in this document are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. It is possible that actual events could differ materially from those made in or suggested by the forward-looking statements in this document from our current expectations and projections about future events at the time due to a variety of factors including, but not limited to, the following:

an increase in metal beverage can manufacturing capacity without a corresponding increase in demand;  competition from other metal packaging producers and alternative forms of packaging; concentration of our customers or changes in our customers’ strategic choices, such as whether to prioritize price or volume requirements; a significant write-down of goodwill; varied seasonal demands for our products and unseasonable weather conditions; changes in consumer lifestyle, nutritional preferences, health-related concerns and warnings, health-related drug developments, social media influence and consumer taxation; further consolidation of our existing customer base; availability and any increase in the costs of raw materials, including as a result of changes in tariffs and duties and our inability to fully pass through input costs; stability of energy supply and increase in energy prices, including in Europe as a result of the ongoing Russia-Ukraine war; reliance on our suppliers and their ability to make timely deliveries due to factors such as supply chain disruption; changes in the economic, political, credit, and/or financial environment in which we operate, which could have a material adverse effect on our business, such as reducing demand for our products; currency, interest rate and commodity price fluctuations; any pandemics or disease outbreaks that may have adverse impacts on worldwide economic activity and our business; interruption in the operations of our production facilities including through infrastructure failure caused by physical damage; acquisitions, including with respect to successful integration; organized strikes or work stoppages by our unionized employees; dependence on our executive and senior management, and other highly skilled personnel; costs and future funding obligations associated with post-retirement benefits provided to our employees; data protection, data breaches, cyberattacks on our IT systems and network disruptions, including the costs and reputational harm associated with such events; impact of climate change, both physical and transitional, as well as those associated with the failure to meet our sustainability targets; environmental, health and safety concerns, as well as legal, regulatory or other measures to address such concerns and associated costs to us; legislation and regulation, including costs of compliance and changes to laws and regulations governing our business; workplace injury and illness claims at our production facilities; failure of our control measures and systems that result in faulty or contaminated products and potential related reputational risk; litigation, arbitration and other proceedings; insufficient or prohibitively expensive insurance coverage; failure to maintain an effective system of disclosure controls and internal controls over financial reporting; our capital structure, including our substantial debt profile, ability to raise new financing or refinance existing financing, and ability to comply with the covenants in our financing agreements; risk relating to the Services Agreement; risks relating to our capital structure, including our substantial debt profile, ability to raise new financing or refinance existing financing, and ability to comply with the covenants in our financing agreements; risks relating to the ownership of our Ordinary Shares, including those associated with the activities of our shareholders and our position as a company controlled by AGSA and our status as a Luxembourg company and a foreign private issuer; and other risks and uncertainties described in the risk factors described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by the us with the SEC.

Any forward-looking statements in this document are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. Forward-looking statements are not a guarantee of future

Ardagh Metal Packaging S.A.

performance and actual results or developments may differ materially from expectations. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not assume any obligation to update or supplement any particular forward-looking statements contained in this document.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Ardagh Metal Packaging S.A.